FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Mauro Luiz Iecker Vieira

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission (i) an amended and restated disclosure under section 2(b), “External funded debt of the registrant,” of the Republic’s Form 18-K filed on September 30, 2010 (the “Original
Filing”), (ii) an amended and restated Current Description of the Republic, previously filed as Exhibit D to the Original Filing and included as Exhibit R hereof, and (iii) the recent developments in the Republic dated as of July 27, 2012, included as Exhibit S hereof.

FEDERATIVE REPUBLIC OF BRAZIL (“BRAZIL” OR THE “REPUBLIC”)

The information set forth below is to be furnished:

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).

The external funded debt of the Republic as of December 31, 2010 was U.S.$51.9 billion. The external funded debt of the Republic as of December 31, 2011 was U.S.$47.2 billion.

External funded debt of the registrant

(millions of currency of denomination)

	As of December 31, 2007		As of December 31, 2008		As of December 31, 2009		As of December 31, 2010		As of December 31, 2011
I) External Funded Debt by Type of Currency (1)
Repayable in U.S. Dollars		$35,306		$33,003		$33,998		$30,872		$30,054
Repayable in Japanese Yen		¥62,050		¥53,004		¥41,674		¥34,529		¥27,400
Repayable in Euro (2)		€3,927		€3,917		€3,551		€2,982		€2,144
Repayable in Brazilian Real	BRL	10,187	BRL	10,187	BRL	10,187	BRL	11,165	BRL	11,165
IMF Special Drawing Rights (SDRs)		—		—	SDR	2,887	SDR	2,887	SDR	2,887
II) External Funded Debt by Type of Interest Rate (In $ Equivalent)
Floating Rate		11,213		11,151		9,195		9,794		7,993
Fixed Rate		47,778		43,222		45,584		42,094		39,229

Total		58,991		54,373		54,779		51,888		47,222

(1)	All amounts in millions. Includes debt incurred by the Central Bank of Brazil (Banco Central do Brasil, or “Central Bank”). Such entities have funded debt payable to the World Bank and IDB, denominated primarily in U.S. Dollars, which totaled U.S.$3.6 billion in 2011 and which is included in the tables above.
(2)	All outstanding debt denominated in Deutsche Marks is repayable in euros.

Source: Central Bank

External funded debt of the registrant

millions of currency of denomination

	As of December 31, 2011 Type of Interest Rate
	Floating Rate	Fixed Rate	Total
Repayable in U.S. Dollars	3,237	30,460	33,697
IDB	2,576	441	3,017
IBRD (World Bank)	626	0	626
Others	35	30,019	30,054
Repayable in Japanese Yen	24,683	2,717	27,400
Repayable in Euro	3	2,144	2,146
Repayable in Brazilian Real	0	11,165	11,165
IMF Special Drawing Rights (SDRs)	2,887	0	2,887

*	All amounts in the currency of denomination (millions). Includes debt incurred by the Banco Central do Brasil (Central Bank of Brazil).
**	All outstanding debt denominated in Deutsche Marks is repayable in euros.

Source: Central Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 27th day of July, 2012.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Sonia de Almendra Freitas Portella Nunes
Sonia de Almendra Freitas Portella Nunes
Attorney of the National Treasury

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None

B:	None

*C:	Copy of the 2011 Annual Budget of the Republic (in Portuguese)—(P)(Rule 311)

*D:	Current Description of the Republic

*E:	Recent Developments in the Republic as of November 4, 2011

*F:	Opinion dated November 10, 2011 of Arnold & Porter LLP relating to U.S.$1,100,000,000 aggregate principal amount of 5.625% Global Bonds due 2041

*G:	Opinion dated November 10, 2011 of the Deputy Attorney General of the National Treasury of the Republic relating to U.S.$1,100,000,000 aggregate principal amount of 5.625% Global Bonds due 2041

*H:	Underwriting Agreement, dated November 4, 2011, among the Republic, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

*I:	Recent Developments in the Republic as of January 3, 2012

*J:	Opinion dated January 6, 2012 of Arnold & Porter LLP relating to U.S.$825,000,000 aggregate principal amount of 4.875% Global Bonds due 2021

*K:	Opinion dated January 6, 2012 of the Deputy Attorney General of the National Treasury of the Republic relating to U.S.$825,000,000 aggregate principal amount of 4.875% Global Bonds due 2021

*L:	Underwriting Agreement, dated January 3, 2012, among the Republic, BNP Paribas Securities Corp. and Itau BBA USA Securities, Inc.

*M:	Recent Developments in the Republic as of April 17, 2012

*N:	Opinion dated April 27, 2012 of Arnold & Porter LLP relating to R$3,150,000,000 aggregate principal amount of 8.50% Global BRL Bonds due 2024

*O:	Opinion dated April 27, 2012 of the Deputy Attorney General of the National Treasury of the Republic relating to R$3,150,000,000 aggregate principal amount of 8.50% Global BRL Bonds due 2024

*P:	Underwriting Agreement, dated April 17, 2012, among the Republic, Goldman, Sachs & Co. and HSBC Securities (USA) Inc.

*Q:	Recent Developments in the Republic as of May 17, 2012

R:	Amended and Restated Current Description of the Republic

S:	Recent Developments in the Republic as of July 27, 2012

*	Previously filed.
(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.